Filed by Kimco Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Weingarten Realty Investors
Commission File No.: 001-09876
Date: April 16, 2021

The following communication is being filed in connection with the proposed merger of Kimco Realty Corporation and Weingarten Realty Investors.

The below transcript is drawn from the Strategic Merger Conference Call held by Kimco Realty Corporation and Weingarten Realty Investors on April 15, 2021.

Operator

Greetings, and welcome to Kimco and Weingarten’s Strategic Merger Conference Call. At this time, all participants will be in listen-only mode. Please note this conference is being recorded. At this time, I’ll turn the conference over to David Bujnicki with Kimco Investor Relations. David, you may begin.

David Bujnicki – SVP, Investor Relations

Good morning, and welcome to the joint conference call to discuss the combination of Kimco Realty Corporation and Weingarten Realty Investors, which was announced earlier today. Joining me on the call are Kimco CEO Conor Flynn and Weingarten Chairman, President and CEO Drew Alexander, as well as other senior members of both Management Teams.

As a reminder, statements made during the course of this call may be deemed forward-looking and it’s important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements due to a variety of risks, uncertainties and other factors. Please refer to the Company’s SEC filings that address such factors.

During this presentation, Management may make references to certain non-GAAP financial measures, that we believe help investors better understand our respective operating results. Reconciliations of these non-GAAP measures can be found in the Investor Relations area of our respective websites.

Also, in the event our call were to incur technical difficulties, we’ll try to resolve as quickly as possible, and if the need arises, we’ll post additional information to our IR website.

With that, I’ll turn the call over to Conor Flynn.

Conor Flynn – CEO, Kimco

Thank you, Dave, and thank you, everyone, for joining us on this exciting day for Kimco and Weingarten.

With the unanimous approval of both Companies’ Boards of Directors, we’re thrilled to be joining forces in a combination that is highly strategic and positions the merged company to unlock considerable value in some of the highest growth markets in the country. This is a transaction that both companies have contemplated from time to time and we recognize that now is the right time to execute on this opportunity.

We share a remarkably similar operating philosophy and approach to the business, and by coming together, we’re forming the nation’s preeminent open-air, grocery-anchored shopping center and mixed-use real estate platform. With our focus on these last-mile locations that are more valuable than ever due to their hybrid role as both a shopping destination and an omnichannel fulfillment epicenter, we have significantly strengthened and improved our portfolio quality, while increasing our scale in our targeted high-growth Sun Belt markets.

The combined company will continue to focus on operating a dynamic and well-diversified portfolio in these markets, but with greater scale, resources and embedded opportunities. The complementary business operations will allow us to realize substantial annualized cost efficiencies, making this combination immediately accretive to Kimco’s key financial metrics, while also deleveraging our balance sheet.

Let’s walk through some of the transaction merits.

First, the geographic alignment of Kimco and Weingarten are highly complementary, allowing us to expand our scale in our targeted first-ring suburbs of core markets across the Sun Belt. Together, we’ll have more than 550 open-air, grocery-anchored shopping centers and mixed-use assets comprising more than 100 million square feet of gross leasable area, primarily in top domestic metropolitan markets. The combination of these assets brings not just greater scale, but better density and visibility into emerging trends shaping necessity-based retail, enhanced asset quality and tenant diversity. Combined, 82% of the company’s total annual base rent will be derived from strategic Sun Belt markets with favorable demographics, along with high barrier-to-entry top coastal markets.

Importantly, both portfolios performed exceptionally well over the past year and the pandemic has enhanced the value of these properties that now operate under a last-mile hybrid model, serving as vital fulfillment centers. The combined platform will also have a highly diversified, strong credit tenant base, with the Top 10 tenants all essential, industry-leading grocers and best-in-class retailers. No single tenant will represent more than 4% of ABR.

Second, the combined platform offers a compelling springboard for value creation, starting with the substantial pipeline of value-enhancing redevelopment opportunities. Weingarten brings a largely funded and de-risked development pipeline that will require minimal Capex, and presents vast potential in the form of embedded, untapped redevelopment. This creates an exciting pathway to future growth and value creation, much of it in Kimco’s existing target markets. We also see considerable embedded NOI growth opportunities at the property level by marking rents to market, realizing contractual rent increases, remerchandising and growing portfolio occupancy, and pursuing new multi-use value-creation opportunities.

Third, this accretive combination will benefit from enhanced financial strength, with the flexibility and resources to efficiently capitalize on the value-creation opportunities ahead. We also expect to realize significant cost synergies of $35 to $38 million on a GAAP basis and $31 to $34 million on a cash basis over the next 12 months. Upon closing, Kimco’s net-debt-to-EBITDA ratio will improve, and we expect to have more cost-effective access to capital to expand our disciplined approach to pursuing value-creation opportunities.

In terms of major aspects of the proposed transaction, each Weingarten common share will be converted into 1.408 of newly issued shares of Kimco common stock, plus $2.89 in cash. The cash portion of the transaction is expected to be funded through a combination of cash on hand and the existing lines of credit. On a pro forma basis, following the closing of the transaction, Kimco shareholders are expected to own approximately 71% and Weingarten shareholders are expected to own approximately 29% of the combined company’s equity.

With that, it is now my pleasure to hand it over to Drew Alexander to share his own views on this highly compelling and immediately accretive combination, and I just want to say how much I’m looking forward to working with the Weingarten team to capitalize on the industry-leading strength of our combined platform and create even more shareholder value in the years ahead.

Drew Alexander – CEO, Weingarten

Thank you, Conor.

We are truly thrilled to be part of this historic merger, which will create the only shopping center REIT in the Top 30 of the RMZ Index. While we have successfully built and continue to operate nearly 160 open-air, grocery-anchored centers in some of the fastest growing markets in the Sun Belt and western U.S., joining forces with the highly capable and proven Leadership Team at Kimco is the right long-term decision for our company to move to the next level of growth and the creation of long-term value for all stakeholders.

Similar to Kimco, we have targeted building out our geographic alignment in key growth regions of the country. We also believe our cultures are well aligned, given our commitments to putting ESG at the forefront of our organizations. This was quite clear in how we both successfully navigated the pandemic by embracing and supporting our tenants and local communities. It is easy to imagine the strength and resources that both companies will have by coming together on an enhanced coast-to-coast scale.

We also expect a future pipeline for value-creation opportunities will truly be unlocked through the combined platform, given Kimco’s in-house expertise and commitment to the highest level and best use of its real estate platform.

As we look ahead, with an even lower cost of capital, the merged company should have a multitude of competitive advantages that ultimately, as we and our Boards believe, will help maximize long-term value for shareholders.

Before I pass the call back to Conor, I want to thank the entire Weingarten organization for their tireless effort and commitment to making us a market leader, and a special thanks to my dad, Stanford Alexander, our founder. As we go forward with new leadership, the right cultures, and proven and cycle-tested operating expertise, Kimco is the right partner to bring our combined platforms to the next level.

With that, I’ll turn it back over to Conor.

Conor Flynn – CEO, Kimco

Thanks, Drew.

We are absolutely energized by the opportunities facing the combined company in the coming years. We will have enhanced asset diversification and quality of open-air, grocery-anchored shopping centers and mixed-use properties with greater last-mile fulfillment opportunities, we will have meaningfully expanded our presence in high-growth, first-ring suburbs of core markets, and with the strong demographic trends and growth prospects of Sun Belt markets, combined with our presence in top coastal markets, Kimco is well positioned to drive sustained NOI growth.

We have also de-risked the portfolio with even greater tenant diversity. This, along with a compelling development pipeline that requires minimal capital expenditures and presents vast potential in the form of untapped redevelopments embedded within the portfolio, fosters compelling future growth opportunities for the combined company.

As I previously mentioned, we also expect to realize substantial operating and annualized cost efficiencies as we move forward, given the strong geographic overlap. Importantly, we are executing this transaction in a manner that will be immediately earnings accretive and deleveraging, allowing us to continue to maintain our financial strength and flexibility.

We are already working on a proxy and other materials that are required to close. While it will take a number of months to close this transaction, the two teams will be working to ensure we come together with minimal friction and are poised from the first day of closing to truly create long-term value for all.

With that, we will open it up for a few questions. Operator?

Operator

Thank you. We will now be conducting a question-and-answer session. In the interest of time, to allow as many as possible to ask questions, we ask that you please limit yourself to one question and one follow-up question. One moment, please, while we poll for questions.

Thank you, and our first question will be coming from the line of Rich Hill with Morgan Stanley. Please proceed with your question.

Rich Hill

Hey, good morning, Conor. It’s good to hear from you and Drew. I look forward to working with you. Hey, Conor, I want to start off with a high-level strategic question. Particular, over the last five, six years, you’ve done a really remarkable job of repositioning your portfolio, so maybe two questions. First of all, do you see any more sales coming on the heels of this merger; and then, number two, can you comment on how much of this was driven by the Sun Belt? I see you emphasized a number of times the amount of ABR coming from the Sun Belt. So, if you can speak through both of those, that would be really helpful.

Conor Flynn

Sure. Hey, Rich, thanks for the question. You’re right, we have done a lot of heavy lifting to transform the portfolio to get the asset base clustered in the best markets across the country. That’s the beauty of this deal, in my opinion. Weingarten and Drew have very similar strategic goals, that they have accomplished by transforming their own portfolio. If you look back at what their portfolio looked like, or what Kimco’s portfolio looked like, five-plus years ago, it’s dramatically different. That’s why we’re so excited about the combination. Because of all that heavy lifting that’s been completed, we really feel like the combination gives us the ability now to really move forward with a really enhanced portfolio.

The Sun Belt is an exciting spot to be. We’ve been seeing the pent-up demand for space in our own portfolio that’s in the Sun Belt, and the Weingarten portfolio just enhances that. When you look at their asset base, it’s primarily grocery-anchored across the best markets in the Sun Belt. We really do see enhanced growth profile coming from the combination, and that’s why we get excited about it. We’ve been watching the demographic shifts; we’ve been watching the population grow around our shopping centers, and Sun Belt, I think, has a lot of ingredients that are going to work not only short term, but long term.

So, from the lease-up side of it in the short term to really drive earnings accretion, and then from the long term, from the mixed-use redevelopment entitlement work that we can do, I think it’s a wonderful opportunity for us to really create significant shareholder value for both sets of shareholders.

Rich Hill

Got it, helpful. Conor, I recognize you’ve given us a lot of (inaudible) to think about earnings accretion, but there haven’t been any hard numbers put around it. Any guidance you can give us on how you might be thinking about that?

Conor Flynn

We did disclose the cost synergies, right, Rich, and Glenn can probably add some direction a bit more on that, but the cost synergies are obviously clearly important to the accretion.

Glenn Cohen

Yes, again, the deal itself is immediately and is clearly accretive. Again, it is very much driven by the synergies that we’ve outlined. We do expect $35 to $38 million of savings that will come over the first year. The transaction, again, it’s also de-levering at the same time. So, the combination really does make a lot of sense for us.

Rich Hill

Thanks, guys. I look forward to digging in on the new (inaudible).

Operator

Thank you. The next question is from the line of Samir Khanal with Evercore. Please proceed with your question.

Samir Khanal

Hi, guys, good morning. Just looking at sort of the combined company, how do you think about, maybe, the long-term NOI growth of the business at this point? I’m just trying to see what else is there beyond $35 and $38 million of synergies, any opportunities to improve margins sort of beyond the first year, when you think about long-term NOI growth here?

Glenn Cohen

Yes, I think there’s a couple of things that you should anticipate. There is definitely lease-up ability that we expect to happen. The occupancy levels, there’s room really to grow from here, so we see that as one major component that we expect to happen over time. Then, you also have the stabilization of the developments. There are several major developments both in Kimco and in Weingarten that are on the ramp-up, and I think those combinations should really help fuel some of the NOI growth.

Conor Flynn

Yes, that’s right. I think when you look at the combined portfolios, we really do believe, and have conviction, that the long-term same-site NOI growth profile is enhanced. Clearly, there’s going to be some lumpiness coming from the recovery, from the pandemic. As you saw in our press release, the record-setting leasing that we’ve been experiencing in the fourth quarter really carried over to the first quarter. So, we continue to think that there’s lots of room to push that occupancy back to pre-COVID levels, which was at an all-time high, and hopefully push through that all-time record.

Samir Khanal

I guess, just the pricing on the deal, did you guys—I didn’t see a cap rate. What was the cap rate on the deal here?

Glenn Cohen

The cap rate, it’s in the upper 5 range.

Samir Khanal

Okay, great. Thanks.

Operator

Thank you. Our next question is from the line of Jeff Spector with Bank of America. Please proceed with your question.

Mr. Spector, please go ahead, your line is open for questions.

Jeff Spector

Sorry about that. Congratulations to both of you and your companies. Just want to confirm, the numbers listed in the presentation, does it include or reflect any dispositions?

Conor Flynn

Yes, as those numbers do not reflect any dispositions, Jeff. What we look at is—obviously, they’ve significantly transformed their portfolio, we have done, as well, but we continue to maintain a robust asset management function at the company. As you know, a lot has changed in retail over the year. We do believe we’re in a great spot for growth going forward and like the portfolios’ combination and what it brings to the table, but we always want to make sure we’ve got our fingers on the pulse on where the demographics are shifting, where retail nodes might be evolving, to make sure that we’re ahead of the game, but right now we feel like the combined portfolios really have been well transformed and are in great spots going forward.

Jeff Spector

Thank you, and then, I guess, if you could just maybe discuss post-COVID here, what are some of the shared or strategies that, let’s say, both companies were moving towards? I know, Conor, we’ve discussed over the years with you curbside pickup and other initiatives that KIM was improving at its portfolios. What are some of the more strategic initiatives planned?

Conor Flynn

Yes, I’m happy to comment on that, and Drew shares the exact same vision. Really, the last-mile locations, that we both have conviction on long term, is really the game-changer that the pandemic shined a light on. When you look at how the store has evolved and how important it is now to retailers that use it in a hybrid model, and I think targeted a best-in-class example of how they’ve laid out what the future is going to be for retail, and it’s a combination. It doesn’t matter if you start shopping on your phone, on your laptop, it’s up to the consumer to decide what’s the most convenient way for them to get the goods, and it’s all about convenience and value and access, and when you have the store close to where people live or where people work, that muscle that consumers have been flexing through the pandemic is now ingrained, where they can get the goods, whether it’s from curbside pickup or it’s buy online, pick up in store, and we continue to think the best way to enhance the portfolio is to partner with our retailers to make sure they’re making the investments inside their four walls and we’re making the investments on the property level outside their four walls, to make sure that that property is enhanced, to really give the best shopping experience possible.

That’s where we see—you’re seeing all the numbers come out from our best-in-class retailers. You’re seeing that the category-killers continue to take share. Grocery is here to stay, it continues to be optimized with omnichannel experience, and that last-mile location is very, very difficult to replicate with a fulfillment center. They already have a fixed cost with their store base and now they’re optimizing that store base to utilize it as a fulfillment epicenter. So, we’ve got a lot of data analytics and a lot of things working in our favor to help optimize our portfolio and partner with our retailers, and a lot of the best-in-class are already doing it, and our job is to make sure the rest of our retailer base follows suit, because I think the blueprint is very clear.

Jeff Spector

Thank you. Good luck closing.

Conor Flynn

Thanks.

Operator

The next question is from the line of Alexander Goldfarb with Piper Sandler. Please proceed with your question.

Alexander Goldfarb

Hey, good morning. I hope you guys got some sleep last night. So, two questions here. First, Conor, just going back, one of the earlier analysts asked about your prior history, but if we go back, you guys have spent basically the past decade undoing the prior decades of M&A and Kimco expansion and fund’s management, and all that stuff, so I’ve got to believe that this deal was not taken lightly. What gave you confidence to actually get back in the M&A game when, as I say, you guys have spent almost the past decade undoing a lot of prior M&A? So, what gave you the confidence this time around?

Conor Flynn

Sure. It’s a good question. I think, when you look at the portfolio we have today and all the transformation that’s been done, and the heavy lifting we’ve done, we want to make sure we continue to move forward in that same direction, and that’s why we have such conviction about this combination. If you look at the strategic merits of the deal and what Weingarten has been doing over their past decade, it’s been very, very similar to Kimco’s path of transformation. When you look at the quality that Weingarten brings to the table, the geographic diversity that they bring to the table in some of the best markets across the country with the highest growth profile, it’s right down the fairway with what we’ve been strategically focused on. It’s grocery-anchored. It’s in the best markets. We can utilize our platform to drive growth. We feel like the combined company is stronger. It’s immediately accretive earnings, it lowers our balance sheet leverage. It enhances our long-term same-site NOI growth profile. It expands our footprint in the best markets across the Sun Belt.

The larger company should have lower debt cost. If you look at the debt schedule, the maturity profile, there’s a lot of opportunities in the near term. In ’22, we both have bonds. In ’22, we have callable preferreds. When you think about, obviously, the access we have to the unsecured bond market and what the combination could do to some of our cost of debt, it’s an exciting combination, it’s an exciting combination.

Then, obviously, we look at the long term, as well, the value proposition. We have focused on entitlement work across our 400 assets and we believe that’s part of the magic that Kimco can bring to the combined platform, is we’ve got 5,000 apartments entitled. We had a goal on our portfolio to get it to 10,000. We think we can really start to mine the Weingarten portfolio for those opportunities for future value creation for the long term.

Alexander Goldfarb

Okay. Then, on the mechanical side, for all the (inaudible) and for us, could you just lay out the go-shop, if there are any collars for fixtures in the merger consideration, and then the break fees?

Glenn Cohen

Yes, Alex, those will all be in the merger agreement, so I would just refer you to those items in there, which will be filed in the next day or so. That’s the best place to look for those items.

Alexander Goldfarb

But, just generically, Glenn, the break fee or collar, can you give any color on either of those?

Glenn Cohen

There’s no collar in the agreement. As Conor laid out, the exchange ratio was 1.408, plus the $2.89, that is the consideration, and, again, I just refer you to the merger agreement for the break fees.

Alexander Goldfarb

Okay. Thanks, Glenn. Thanks, Conor.

Operator

The next question is from the line of Craig Schmidt with Bank of America. Please proceed with your question.

Craig Schmidt

Great, thank you. Congratulations. Conor, you mentioned in the call that this was the right time to execute. I wonder if you could comment what makes this the right time and whether the phase that we are in in COVID had anything to do with your thinking it’s the right time?

Conor Flynn

Yes, thanks, Craig, and Paul, as well. We do believe timing is everything on a deal like this. When you look at the situation that we’re in right now, with the pent-up demand, that we believe we’re in the early inning of this recovery and reopening trade, and so when we’re experiencing robust and record-setting leasing demand on our portfolio, that—obviously, we have a lot of similar markets to Weingarten—we felt like the opportunity was right. When you look at our cost to capital and you look at the recovery, and you look at what the growth profile going forward can be with the enhanced combination, that’s why we thought the opportunity was just too good to pass up, and we thought that the combination would really position ourselves for the long term to be the best-in-class for our sector.

Craig Schmidt

Thank you, and then I just—looking at the companies coming together, have you compared how you approach leasing, what is maybe best-in-class, and how you can make your leasing effort consistent across the entire portfolio?

Conor Flynn

Absolutely, Craig. That is number one, two and three. We talk about leasing, leasing and leasing, and that is absolutely—that’s what we do best, we’re focused on the blocking and tackling of the leasing side of the business. When you look at where Kimco was pre-pandemic, setting all-time high occupancy records, looking at different ways to enhance and improve our leasing process, we’re all about shortening the deal curve. So, from the time of when you initially start your negotiation to when the point where you sign the lease, to when the rent starts to flow, condensing that schedule has been a priority of ours for many years, and we continue to get better at it. So, I am sure Weingarten will bring some very interesting lessons to the table, and Kimco will, as well, and our job is to make sure we put together an all-star team to make the leasing side of it the best-in-class, and I believe we can do that with both teams.

Craig Schmidt

Great. Thank you.

Operator

Our next question is from the line of Haendel St. Juste with Mizuho. Please proceed with your question.

Haendel St. Juste

Hey, good morning, and thanks for taking my questions, and congratulations. I wanted to go back a bit to the cost synergies, the $30 million just over the next 12 months. How much of that is corporate level G&A versus operating or NOI level savings. I’m trying to get a sense of how much is sustainable beyond the next 12 months; and then maybe some color on how much margin upside do you think you can add to the Weingarten assets? Thanks.

Glenn Cohen

Again, the synergies, the way we look at them, again, on a GAAP basis, we’re expecting savings of somewhere in the $35 to $38 million range. A good portion of that savings is really from executive level overhead, corporate overhead, as well as certain property management expenses, that will benefit because of the overlaps in the portfolio. That is really the bulk of it. So, it is sustainable going forward, and that’s really what we’ve baked into the model. Again, the synergies, themselves, they don’t even capture the benefits that’ll come from scale, and, as well, as Conor mentioned, what will probably be an improved cost to capital. But, that’s what the primary driver of that is.

From an NOI and a margin standpoint, again, we do think that the developments that are there, the redevelopments that we have opportunities for, again, marking more leases to market as they come due, will be very helpful, as well as further lease-up of the portfolio, because we do think—you know, again, coming out of the pandemic, both our occupancies are below what our previous peaks were and we see real opportunity to further re-lease the portfolio.

Conor Flynn

Yes, the geographic overlap should lead to some improved margins, as well. I mean, if you think about how laser-focused we have been on our margins and how to improve efficiency with a larger, combined company that significantly overlaps where we have boots on the ground, it should allow us to utilize our tools to make sure that we improve our margins, as well.

Haendel St. Juste

Thank you for that. Just to follow-up, Conor, I think it’s kind of been touched on, but you’ve done a lot of heavy lifting here with Kimco the last couple—you’re selling assets, ramping redevelopment, and now you’re doing this deal, which, as you’ve pointed out, has significant strategic and geographic benefits, so I guess I’m curious, is this the Kimco you’ve been working towards and dreaming of the past few years? But, in more seriousness, what are some of the remaining key strategic initiatives left here, beyond integrating this portfolio and deleveraging the balance sheet?

Conor Flynn

Sure. Our team has been dreaming about having Kimco be the best-in-class, and the combination with Weingarten, the focus on grocery-anchored portfolio and the best markets, positions us to—we have put up the numbers, so I’m going to be very clear about this, that we don’t believe we should be given anything, we have to prove it, and the numbers should speak for themselves, that if we have operational excellence, then we should be reflected with a higher multiple. We feel we have still a tremendous amount of work to do. We don’t feel like we’re anywhere near where we need to be at. So, the combination clearly creates a nice pathway for that to occur, but there’s a lot of work still to be done.

We continue to focus on the leasing side of it as the low-hanging fruit, the engine for growth that we see just as the best use of our time and effort, but long term, there’s a lot of untapped potential in the combination of the two portfolios. We have just started to unlock the value of our entitlements. There’s a number of ways to do that. We’re being very selective on the ones that we activate. We want to make sure we focus on our growth going forward. Now, with the leasing side of it really driving it, we want to activate those entitlements and create the highest and best use for our real estate, but we want to be super-selective and mindful of the fact that we want to be pushing the growth profile of the company to the best that we possibly can. We have conviction that we can do that, but there’s a lot of work to be done, and we’re going to let the numbers speak for themselves.

Haendel St. Juste

Great, much appreciated, and one last minor one. Does this limit your ability to selling Alberton stock? Thanks.

Conor Flynn

No, it does not. There’s still lockup provisions that are in place from the consortium, and so those are the provisions that are restricting us.

Haendel St. Juste

Got it, got. All right, thank you, guys.

Operator

Our next question is from the line of Wes Golladay with Baird. Please proceed with your question.

Wes Golladay

Hey, good morning. I just had a quick question on the strategic path forward for development. Will you do more on-balance developments going forward, now that you’re a bigger company?

Conor Flynn

Hey, Wes. What we’ve been thinking about is how to activate the entitlements, to make sure that we don’t take too much risk and that we continue to focus on FFO growth. As we’ve talked about this with everyone over the years, that we go through our decision tree of should we entitle and then sell those entitlement rights, should we ground these entitlement rights, should we joint venture those entitlement rights or should we self-develop those entitlement rights. Where we sit today, we see a lot of added value with activating the project, and we have done a number of ground leases. So, I would expect us to see us do more of that structure going forward, where we can activate the entitlements, but not necessarily put on a tremendous amount of development risk on the balance sheet, because we still have a strategic goal to lower our leverage.

This deal, on itself, is deleveraging, but our net-debt-to-EBIDTA is not where we need it to be. We obviously have the focus of recovering the lost EBITDA from the pandemic, and that will be sort of the near-term boost, and we’ll have some refinancing opportunities, as well, and the Alberton monetization, but we want to be mindful of the fact that we want to get our balance sheet to a point that is extremely time-tested. You look at how we flexed it through the pandemic. Obviously, the leverage metrics are a bit elevated right now. That’s really a goal of ours, to bring those down to our strategic, long-term game plan.

Wes Golladay

Got it, and have you cited that pro forma leverage for the deal with the, I guess, closing cost and synergies, do you have an estimate of that?

Glenn Cohen

Yes, again, we expect leverage will come down. When you look at net-debt-to-EBITDA on a look-through basis, including JVs and preferreds, that the improvement will be about 0.3 times, so it’ll have a good start, and, again, as Conor pointed out, as the EBITDA improves and the NOI improves, as credit loss starts to come down, those numbers will improve further.

Wes Golladay

Got it. Thanks.

Operator

Thank you. Our next question is from the line of Floris van Dijkum with Compass Point. Please proceed with your question.

Floris van Dijkum

Thanks for taking my question, guys. I wanted to get a sense of how are you funding the cash basis of the transaction? I think it’s only $375 million or $373 million, but if you can give us a little bit of input on that, that would be helpful.

Glenn Cohen

Sure. Again, we have assets, certainly, on our balance sheet. We have in excess of $200 million in cash ready on the balance sheet. We have a $2 billion revolver that’s untapped. Those are clear paths for us to easily fund the transaction. Then, as you know, we’ve always been pretty opportunistic looking at the bond market. So, plenty of options about how to cover it, but there’s cash available between balance sheet and our revolver.

Floris van Dijkum

Thanks, Glenn. I guess the other question is what does this say—and this is the question, perhaps, that a lot of the investors are trying to decipher, as well, but what does it say about values for the strip sector? I mean, you’re willing to pay a 5.5 cap rate, or somewhere in that neighborhood, for Weingarten. I think the street is using a 6, low-to-mid 6 cap rate for you guys. Do you think that values are going higher, are cap rates going lower, in your view?

Conor Flynn

We’re paying a high-5, as we said earlier, Floris, and I think we recognize that we have conviction in the growth profile of the company. When you look at the lost occupancy that was at the hands of the pandemic, and the leasing stats that we just published, we have conviction that we can—even though it’s a spot cap rate, I think you’ve got to really have visibility into what we intend to produce with the numbers, is to show the growth profile. When you look back at 2019 NOI and how quickly we can get back there, we believe our leasing strategy can help us really create a pretty significant growth profile with the combined organization. So, yes, the spot cap rate is a high-5, but I think it’s also important to recognize the occupancy levels and the demand drivers, and what we anticipate delivering in terms of growth.

Floris van Dijkum

Thanks, and maybe one more. Houston will be a new market for you guys. Which markets do you think you’re going to have the greatest overlap? I’m thinking, off the top, in D.C., where Weingarten’s mixed-use assets are very close to your Pentagon City asset, and some possible synergies. Have you sort of thought about which markets, in particular, you should see some of the greatest portfolio synergies and overlap?

Conor Flynn

Houston is an existing market for us, but, obviously, Weingarten’s base there brings a lot to the table, when you look at the overlap. You’re right about the D.C. corridor, with our Pentagon project across from Amazon’s HQ2, and their two mixed-use projects there creates a really nice synergy to utilize the mixed-use component for that area that’s really just getting going. I would say that across the Sun Belt is really where we’re really excited. When you look at the biggest markets of the combined organizations, clearly, with Florida being a significant growth market for both of us. You look at the Miami/Fort Lauderdale combination and the concentration of the two companies, that’s a very exciting and powerful combination. When you look at the map, it’s very, actually, close to what a Kimco map looks like. It’s just the circles where we have concentration are strengthened because of the Weingarten concentrations in those markets.

Floris van Dijkum

Thanks, Conor.

Operator

Our next question is from the line of Juan Sanabria with BMO. Please proceed with your question.

Juan Sanabria

Hi, good morning, and congratulations. Conor, maybe just a big picture question. I mean, clearly, the shopping centers have been beneficiaries of the pandemic, realizing the importance of the essential retailers that are housed there and at the crux of the community, but I’m curious on how you think about the changing consumer behaviors and everybody kind of using the BOPIS function and maybe spending less physical time at the actual grocers, and some of these grocers kind of being overrun by pickers, whether they work for Amazon or other outfits. How do you see the in-line tenants and embracing the changed consumer behavior and maybe not benefiting as much from the daily traffic and kind of just changing the feel when you do go to some of these centers, and how do you try to manage that process? It’s just a bigger picture question I had.

Conor Flynn

It’s a good question. I think there’s more focus on merchandising mix than there ever has been before. You typically have an anchor tenant that drives traffic that comes to the shopping center, like a grocer, multiple times a week. Our job, as the landlord, is really to focus on what other uses are going to create the most vibrant cross-shopping community, so when you look across the spectrum of retailers today, who gets you most excited when you pull in to pick up a grocery order that will draw you to cross-shop, and when you look at our top tenant list, it’s really a collection of those tenants that bring something special to the table and really can create a vibrant experience. So, even if you selected to maybe buy online, pick in store, or utilize curbside pickup, our job is to make sure, when you’re in the parking lot, that it may not be that trip, but your eye catches something in the tenant lineup that says, “Okay, that’s an exciting tenant that I need to come back and explore.”

You look at what’s working today in retail, you look at the treasure hunters, like T.J. Maxx, Ross and Burlington, you look at the big box players, like the Walmarts, the Costcos, the Targets, you look at the grocery and it’s across all the spectrum there, whether it’s traditional grocer or a specialty grocer or discount grocery, and then you look at the rebound in demand from restaurants, fitness, health and wellness, medical, it’s a combination. You need to have that combination of a merchandising mix that drives traffic at all points during the day, but creates that vibrant cross-shopping community, and that’s the key with the reopening, that we need to make sure we continue to focus on, because that’s going to make that shopping center sing.

Juan Sanabria

Thanks for that. Just one other question. Can you give us some historical perspective on the occupancy and the base rent for the two portfolios? Clearly, you want to get to pre-pandemic levels, but was there any sort of rationale or maybe geographic reason why the Weingarten portfolio maybe has a bit lower relative occupancy to Kimco, but a higher ABR per square foot? Is there anything we should be aware of as we think of those kind of renormalizing back to pre-COVID levels?

Conor Flynn

So, we actually think that’s where the juice is, that’s where the opportunity is. When you look at the historical occupancy performance between the two companies and you look at the combined synergies and what we can do as a combined entity, that’s where we think we can drive the occupancy up to those pre-pandemic levels, and our goal is to hit a new all-time high. With the demand that we’re experiencing today, again, we don’t think it’s a flash in the pan, we think there’s a new blueprint for retailers to follow, and we think the stronger have survived and have gotten even stronger, and there’s a lot of market share up for grabs today. Think about all the businesses that have been dislocated or not recovering. The well-capitalized players that are out there signing leases today are eager to take that market share and position themselves for long-term growth.

Juan Sanabria

Thank you.

Operator

Our next question is from the line of Chris Lucas with Capital One Securities. Please proceed with your question.

Chris Lucas

Hey, good morning, everybody. Thanks for taking my question. Hey, Drew, for you, I guess the sort of inverse of the question that was asked of Conor, the timing, why now? You’re just coming out of sort of the worst of the pandemic, there is a lot of potential upside. Why sell now?

Drew Alexander

Good morning, Chris, and thanks for the question. As Conor said, I think the strategic vision between the two companies is just so compelling. Kimco and Weingarten have worked together and shared best practices for 30 years. Many of the things that Milton is famous for, Stanford has said the same things. I worked with Conor’s father. So, when you talk about the culture and the fit and the ability to put these two things together, the value of the Kimco platform, the geographic focus of the company, the synergies that have been talked about by Glenn from a cost perspective, and also an operational ability to put our best practices, the better debt, the huge geographic overlap, the great tenant diversification, and essential tenants, I just think it’s such a strategic compelling story. As Conor said, as we come out of this reopening trade, it just so positions all our shareholders for the future. It’s just a great strategic fit.

Chris Lucas

Okay, and, Conor, a quick one for you, or for Glenn. You talk about accretion on the deal from the outset. Is that on a cash or on a GAAP basis?

Glenn Cohen

It’s on both. It’ll be on a cash basis and a GAAP basis.

Chris Lucas

Okay, great. Thank you. That’s all I had, appreciate it.

Operator

Our next question is from the line of Michael Bilerman with Citi. Please proceed with your question.

Mr. Bilerman, please proceed with your question.

Michael Bilerman

I’m sorry about that, I was on mute. Glenn, maybe just sticking with you on the accretion. I would have thought there would have been a larger spread between GAAP and cash, just given the debt mark-to-market, the FAS 141, if you’re having that, there may have just been much more lease accounting. I don’t know if the pandemic has thrown everything off, but I would have thought it would have been higher on a GAAP basis and on a cash, so maybe you can just highlight some of the differences that would make them more similar.

Glenn Cohen

Sure. First of all, all of those adjustments that you’re talking about, which would be like straight-line rent adjustments above and below market rent, marking debt to market, that is not baked into those synergies yet. The difference between the cash and the GAAP is really just based on capitalization. That’s what’s driving that. You are right, those are the factors. Again, they haven’t been calculated yet, that’ll take time, and as we get to closer and the integration, we’ll have a better sense of how wide that spread is, but I believe, to your point, it will be wider when it’s done.

Michael Bilerman

Right. So, the reality is what you’re really quoting is a cash number with some small GAAP adjustments that are known, but the true merger ones, where you get a much bigger GAAP accretion number, will come out later on. Is that fair?

Glenn Cohen

Yes, that’s correct, yes.

Michael Bilerman

Then, I may have missed this at the beginning, just in terms of process—and, Drew, I don’t know if you want to address this—it doesn’t seem like there’s a go-shop, but maybe just talk a little bit about how you settled on Kimco versus other strategic partners, whether there was a financial cash offer that may have been out there at a lower price, or at the same price? Can you just talk a little bit about sort of the process that the company went through to settle on this?

Drew Alexander

Sure, Michael. Good morning and thanks for the question. Yes, I think a lot of those details will be discussed in the Proxy Statement, which, as Conor mentioned, is being worked on. I think the main thing revolves around the great strategic fit. If you look at the map on Slide 9 in the roadshow deck, 85% of the base rents coming from the top major markets. We talked about the densification opportunities in the Weingarten portfolio over a long period of time, and the ability to partner and work with the Kimco team to deliver those, we just think is so strong. So, it’s just such a good strategic fit, that it was very, very compelling for us, and we think the best great outcome for all shareholders.

Michael Bilerman

But, I guess, you don’t have a go-shop after this, right? You ran a process, you had other parties involved, you had market checks, and this is going forward as is. Because, in some other deals, we’ve seen, especially in this environment, things are negotiated one-on-one and then the company has a limited 30-day or 45-day go-shop, and I just didn’t know whether that was relevant in this case.

Drew Alexander

As mentioned, the Proxy will be out reasonably soon and we’ll get into those details, but you know us well enough to know we were very deliberate about it and thoughtful about it, and just think the strategic benefits of this deal are extremely compelling.

Michael Bilerman

So, you do not have a go-shop? It’s just a very specific—was there a full process run or not?

Drew Alexander

That’s a question that I think will be described in more detail in the Proxy.

Michael Bilerman

Thanks. Last one for me. Just thinking about the exchange ratio and price, it would appear that this was basically a at-the-market, one-for-one, stock-for-stock deal, and then the premium was the $3.00 in cash. Is that a fair way to think about it?

Conor Flynn

Michael, when you really look at the 90/10, the stock/cash split, being the best way to really make the deal accretive and de-leveraging, and so when you look at what it brings to the table for the combined shareholder base, I think the key focus was to make sure that the combined shareholder base was going to benefit, and when you look at the benefits of the combination, it gets really exciting. So, the 90/10 split, I think was the sweet spot, where that could accomplish exactly that.

Operator

Thank you. The next question is from the line of Linda Tsai with Jefferies. Please proceed with your question.

Linda Tsai

Congratulations, and thanks for taking my questions. Just going back to the organic growth Kimco has discussed before, having a portfolio below market and legacy leases, is this an opportunity in the Weingarten portfolio, as well?

Conor Flynn

Absolutely. I’ll let Drew take that one.

Drew Alexander

I definitely think so. I think, as has been discussed, the transformation that we’ve gone through positions us with wonderful centers and great opportunities to continue to push NOI and grow shareholder value.

Linda Tsai

Thanks, and then when you think about the redevelopment opportunities across the combined portfolio, what types of mixed-use opportunities jump out?

Conor Flynn

So, we’ve been very focused on really looking at the highest and best use of the real estate. The question we always ask is, if we had a blank slate, what would be sort of the best way to enhance the community, and because community is the center point of most of the assets that we own, we sort of are the hub or the heart of the community. The way that things have transformed over many years is the shopping center has become, in many cases, the hole in the donut, where density has come up around it, and we’re still sitting on 80% parking lot, 20% one-story building. So, low-hanging fruit that we can pluck for our shareholders.

To that case, what we’ve been doing is looking at residential and multifamily as a way of complementing the existing retail. We continue to look office and we continue to look at hotels and make sure that we don’t put a blind eye to whatever the highest and best use is, but what we’ve found is that the multifamily side is really the low-hanging fruit for us to add to the mixed-use of the shopping center, because it enhances the retail. Many times, people look to live close to a Whole Foods or a Trader Joe’s, and so we bring the amenities to the table with our existing our asset base.

We do believe our Entitlement Team creates a really significant growth driver for long-term shareholder value for the combined organization, and we’re going to be diving into the combined portfolio looking and mining for those opportunities, and continue to think long term, that’s the best way to create shareholder value.

Linda Tsai

Maybe this partially answers the question, but, Conor, in terms of that vibrant cross-shopping experience that you referred to, that consumers seek, could you point out some centers in your combined portfolio that encapsulate this?

Conor Flynn

Oh, sure. I mean, if you look across the portfolios, I think we both are laser-focused on that, because that’s really sort of the driver of what allows you to drive rents, to give you pricing power. If you have that sweet spot of merchandising mix, that you can really enhance and bring in new tenants that want to be there to capture that. That’s really the exciting part of the shopping center, is when you have—you know, when you look at Drew’s best assets, when you look at River Oaks and you look at The Palms in Miami and you look at some of those assets that have—whether it’s Publix or Whole Foods or Kroger or Albertsons or Trader Joe’s, I mean, you combine sort of the best-in-class and just get an exciting lineup of tenants that are enhancing each other. We do a lot with data analytics, as you know, and we recognize which tenants really drive cross-shopping and which can really enhance merchandising mix, and which can actually expand your trade area. So, rather than just servicing the local, you can bring in tenants that actually can expand your trade area, which, in essence, leads to more sales, which, in essence, leads to more pricing power, and so that’s the exciting part, is I think retail is now starting to get a new blueprint of how to utilize and how to combined the omnichannel, the e-commerce with the brick-and-mortar and have it be worth more.

Linda Tsai

Thanks.

Operator

Our next question is from the line of Greg McGinniss with Scotiabank. Please proceed with your question.

Greg McGinniss

Hey, good morning. Conor, it feels like we’ve been hearing kind of for years now that retailers are gaining more leveraging in negotiation. Does a larger portfolio provide much benefit in those discussions, or are retailers just more focused on specific markets and broader landlord relationships?

Conor Flynn

So, I would say, generally speaking, when you look across the entire United States, retailers typically have markets where they have pricing power, where there’s probably an oversupply of retail, and that’s why, collectively, Weingarten and Kimco has done so much heavy lifting to get to the markets where we believe have high barriers to entry, have a balance of supply and demand. It’s been a decade-plus of all-time low new supply. If you think about density, and that’s the way we really focused our portfolio, and you think about the likelihood of somebody else tying up a parcel in a dense area and dedicating 80% of that parcel to just parking, that doesn’t generate any revenue, the likelihood of that economics working out is slim to none. That’s where we see pricing power for our combined portfolios, is because of the lack of new supply and this robust demand that we’re experiencing, you’re going to see us continue to have pricing power, you’ll see us continue to post spreads that are consistent with our historical averages, and that’s where, I think, we are positioned for growth going forward, it’s a very different dynamic when you’re looking at markets that have those types of ingredients.

Greg McGinniss

Right, okay, thank you. Then, Conor, both you and Drew have talked about actively looking for acquisitions, maybe not quite of this size and scope, but just more generally, so I’m curious, how do you expect digesting this deal kind of impacts your acquisitions appetite or for the more creative investment opportunities that you’ve been pursuing over the last year?

Conor Flynn

Sure. Our core focus for acquisitions is almost exactly what Weingarten brings to the table. If you look at grocery-anchored assets in Sun Belt markets, in the best quality locations, that’s exactly where we want to put our capital to work. We think we can use our platform to drive growth and we look for things that have a little bit of vacancy in it. So, again, we’re going to focus and do what we do best and drive that occupancy up and lease it up as best we possibly can.

When you think of what we’re looking to buy, if you were to distill Weingarten down to one shopping center and utilize those ingredients of what they bring to the table, that’s exactly what we’re looking for, because we do believe in the last-mile locations, we do believe in the grocery-anchored shopping center, we have conviction in the growth profile that we’re experiencing in our own portfolio, and we’ll continue to mine for those opportunities.

I will tell you there is still a very wide disconnect between public and private pricing. We have seen bidding wars occur for grocery-anchored prime shopping centers and many times they price out what public companies can pay for them. That’s just, I think, again, we’re in the early innings of this, but you’re going to start to see a lot more trades come that justify that.

Greg McGinnis

Great, thank you.

Operator

Thank you. Our final question today is from the line of Ki Bin Kim with Truist. Please proceed with your question.

Ki Bin Kim

Thank you, and congratulations, exciting news today. Glenn, you hit on something that’s pretty important, the implied cost of debt capital savings. When you look at the combined company and the improved leverage profile, and we’re still kind of in the middle of COVID, so there’s probably NOI upside, so when you look at the kind of overall improved leverage profile, what do you think is reasonable to expect from a debt cost of capital savings, because every 10 basis points that you save probably creates about $8 million?

Glenn Cohen

Yes, I mean, look, it’s something that evolves over time, it doesn’t happen overnight, but, again, I think with the larger scale and the continuing improvement in metrics and the continued support from the rating agencies, that you’ll see that our overall cost of capital, certainly relative to peers, will continue to improve. It’s hard to pinpoint a specific number and it sometimes depends on the day when you go to market, but we try to just be opportunistic and pick spots when to go, but, overall, we do think, over time, you will see continued lowering of overall cost to capital.

Ki Bin Kim

Okay, and when we look at Weingarten’s redevelopment and development pipeline, they have three big projects that have been mostly funded, and there wasn’t a lot of what you call shadow pipeline relief highlighted in the supplemental or in discussions, but when you look at Weingarten in totality, how much more expansion opportunities do you see?

Conor Flynn

Well, Drew can add some color here, but the low-hanging fruit for us is really—River Oaks, I think, is just getting started. You look at their first tower there, the Driscoll, and the lease-up that they’ve accomplished in a short period of time, it’s exciting, because that’s just the first tower of many, in my opinion, very similar, I think, to the opportunities that we have with Pentagon, we’re under construction on the second tower there. But, when you look at what River Oaks brings to the table, that’s an exciting opportunity. I would say right behind that is The Palms in Miami. Clearly, there are some big pieces of redevelopment and some multifamily opportunity there, that I know Drew has been working, and clearly, I think, those are two that just jump out at me.

Drew, anything else you want to add?

Drew Alexander

Sure. Good morning. As you may recall, there’s a slide in our roadshow deck that outlines $2 billion of long-term redevelopment opportunities, and one of the things that we’ve collaborated around as we looked at structuring this deal, and will dive into more in detail, is how we spread those out. In addition to River Oaks and The Palms, which Conor discussed, we’re making great progress in Scottsdale on a ground lease, we have a project near Kimco’s projects in the East Bay of San Francisco, that we’re looking at, the Gateway Center, and, again, the roadshow deck outlines that $2 billion that needs to be thought about.

Going back to the strategic fit and how well the companies just communicate and think about things, as Conor said, you look at selling, you look at ground leasing, you look at doing it on balance sheet, and all other things being equal, the ground lease alternative is pretty compelling. We’ll work hard on the entitlement and we’ll make good financial, disciplined decisions going forward. So, it makes a ton of sense.

The other thing Conor and I have discussed is we’re seeing such strong rebound in these good centers, that, in some cases, while we could densify, it may not make sense in this cycle, because we can just lease the space up. So, having the bigger platform gives us the operational synergies to do more and think longer term, take advantage of the pandemic reopening, and that’s why this deal just makes so much big picture, long-term strategic sense for all shareholders, activating the redevelopments in a long-term, judicious, thoughtful, value-added way.

Ki Bin Kim

Okay, and given that I’m the last caller on this call, maybe I could squeeze in a third question. Over the next couple of years, how much dispositions should we expect from the combined company?

Conor Flynn

Again, I think that the dispositions, the heavy lift has been completed, and when you look at the leasing demand that we’re experiencing across the portfolio, it’s pretty exciting to be in a spot where we’ve transformed the portfolio, and Weingarten has done the same, so we don’t see a meaningful disposition program coming from the combination. We both have very similar strategic visions, that we had to move a lot of product out of the portfolio to be in a position to showcase the growth profile going forward. If you think about what the pandemic did, was it removed some of the weakest credit tenants from our rent roll, and now we have the opportunity to backfill those vacancies with the best-in-class omnichannel players that are going to enhance our merchandising mix and really drive NOI growth going forward. We’re really pleased with the quality and the combination, and we don’t necessarily think that there’s going to be a significant disposition program any time soon.

Ki Bin Kim

Okay, thank you, and congrats again.

Operator

Thank you, and thank you to everyone today. This will conclude today’s conference, you may now disconnect your lines at this time. We thank you for your participation.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Kimco Realty Corp. (“Kimco”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding Kimco and Weingarten Realty Investors (“Weingarten”), include, but are not limited to, statements related to the anticipated acquisition of Weingarten and the anticipated timing and benefits thereof; Kimco’s expected financing for the transaction; Kimco’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Kimco’s and Weingarten’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of Weingarten and Kimco management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that Weingarten’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Kimco’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Kimco’s common stock or Weingarten’s common shares; the possibility that, if Kimco does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Kimco’s common stock or preferred stock or Kimco’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting Kimco and Weingarten, including those described from time to time under the caption “Risk Factors” and elsewhere in Kimco’s and Weingarten’s Securities and Exchange Commission (“SEC”) filings and reports, including Kimco’s Annual Report on Form 10-K for the year ended December 31, 2020, Weingarten’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company.  Moreover, other risks and uncertainties of which Kimco or Weingarten are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Kimco or Weingarten on their respective websites or otherwise.  Neither Kimco nor Weingarten undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed merger, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the common stockholders of Kimco and the shareholders of Weingarten seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIMCO, WEINGARTEN AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Kimco at its website, www.kimcorealty.com, or from Weingarten at its website, www.weingarten.com.  Documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, N.Y. 11753, telephone: (866) 831-4297, and documents filed with the SEC by Weingarten will be available free of charge by accessing Weingarten’s website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to Weingarten at ir@weingarten.com or 2600 Citadel Plaza Drive, Suite 125, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

Kimco and Weingarten and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of Kimco and the shareholders of Weingarten in respect of the proposed transaction under the rules of the SEC.  Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about Weingarten’s directors and executive officers is available in Weingarten’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Kimco or Weingarten using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.